UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  April 28, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: April 28, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: April 28, 2016
16-12-TR

Teck Reports 2015 Sustainability Performance

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) ("Teck”), has released its 15th annual Sustainability Report, covering the company’s performance in 2015 and progress towards its short- and long-term sustainability goals.

“At Teck, we are committed to developing resources in a manner that is socially and environmentally responsible and makes a positive contribution to the communities where we operate,” said Don Lindsay, President and CEO. “Thanks to the hard work of employees across our operations, we have achieved all of our 2015 sustainability goals, which led to improvements in performance and efficiency at our sites, including reductions in greenhouse gas emissions, strengthened water and biodiversity management and improved safety performance.”

Teck’s approach to responsible resource development is guided by a sustainability strategy which sets out a vision and short- and long-term goals in six areas of focus: Community, Our People, Water, Energy and Climate Change, Air, and Biodiversity. In 2015, Teck marked five years since the development of its strategy and the completion target date for its first set of short-term goals.

2015 sustainability performance highlights included:

—	Improved safety performance with a 25% reduction in High Potential Incidents (HPIs) and zero fatalities
—	Reduced annual greenhouse gas emissions by approximately 200,000 tonnes and energy consumption by 1,200 terajoules since 2011
—	Reused and recycled water an average of 4.5 times at our mining operations
—	Tailings review boards established at 100% of our operations with major tailings facilities, as part of our comprehensive tailings management and safety program
—	Continued commitment to diversity, with a 56% increase in the number of women in operational and technical roles since 2010
—	Reached seven new agreements with Indigenous Peoples in the areas where we operate
—	Implemented biodiversity management plans at all operations focused on our long-term vision of having a net positive impact in the regions where we operate

In 2015, Teck was named to the Dow Jones Sustainability World Index (DJSI) for the sixth consecutive year, the Global 100 Most Sustainable Corporations list by Corporate Knights for the fourth consecutive year, and the FTSE4Good Global Index for the first time.

Teck’s full Sustainability Report is available at www.teck.com/sustainability.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chrs.stannell@teck.com